Exhibit 99.1

PRESS RELEASE	FOR IMMEDIATE RELEASE

LINGO MEDIA closes private placment FINANCING

Toronto, Canada, April 17, 2015 – Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) ("Lingo Media" or the "Company") a leader in online and print-based English Language Learning technologies and solutions is pleased to announce it has closed a non-brokered private placement financing of 5,000,000 units (each a "Unit") at $0.10 per Unit for gross proceeds of $500,000 (the "Financing").

Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016.

One director of Lingo Media (the “Purchasing Director”), purchased $40,000 of the Units and declared a conflict and recused himself from voting on the Financing. There was no materially contrary view or abstention by any director approving the Financing. Pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the purchase by the Purchasing Director was a “related party transaction” but the Company was exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the Financing.

The securities issued pursuant to the Financing will be subject to a 4 month regulatory hold period commencing from April 17, 2015. The Financing is subject to TSX Venture Exchange acceptance of requisite regulatory filings. Immediately following the closing of this financing, Lingo has 27,379,177 common shares issued and outstanding. The net proceeds of the Financing will be used for corporate development and for general working capital purposes.

About Lingo Media (TSX-V: LM; OTCQB: LMDCF)

Lingo Media (www.lingomedia.com) is a leader in online and print-based English Language Learning technologies and solutions through its two distinct business units: ELL Technologies and Lingo Learning. ELL Technologies is a globally-established English Language Learning multi-media, online training and assessment company (www.elltechnologies.com). Lingo Learning is a print-based publisher of English Language Learning programs in China. Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China's education market of more than 300 million students. The Company plans to extend its reach globally, currently focused on market expansion into Latin America. Lingo Media continues to expand its product offerings and technology applications as it ‘Changes the way the world learns English.’

Follow Lingo Media On:

Facebook: https://www.facebook.com/LingoMedia
Twitter: https://twitter.com/LingoMediaCorp
YouTube: https://www.youtube.com/lingomedialm
RSS: http://feeds.feedburner.com/LingoMedia

For further information, contact:

Lingo Media

Michael Kraft, President & CEO Tel: (416) 927-7000 Ext. 23 Toll Free: (866) 927-7011 Fax: (416) 927-1222 Email: mkraft@lingomedia.com To learn more, visit: www.lingomedia.com

Portions of this press release may include "forward-looking statements" within the meaning of securities laws. Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and involve certain risks and uncertainties. Actual results may vary materially from management's expectations and projections and thus readers should not place undue reliance on forward-looking statements. Certain factors that can affect the Company's ability to achieve projected results are described in the Company's filings with the Canadian and United States securities regulators available on www.sedar.com or www.sec.gov/edgar.shtml.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE

TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE